Exhibit 99.1

News Release #02/2014 2014-02-14

Baja Mining provides update on TSX listing and Cinto Colorado Project

Vancouver, February 14, 2014 - Baja Mining Corp. (the "Company") (TSX: BAJ - OTCQB: BAJFF) announces that it has notified the Toronto Stock Exchange (the “TSX”) that it will voluntarily delist the Company’s securities from trading on the TSX and that it has applied to the TSX Venture Exchange (the “TSXV”) to obtain a Tier 2 listing. The Company’s goal is to work with the TSX and the TSXV to coordinate the transition of the Company’s listing between the two exchanges and to ensure that trading in its securities will continue uninterrupted. The TSXV’s consideration of the Company’s listing application is in progress, and the Company will provide an update on the status of its application upon completion of the TSXV’s review.

In addition, the Company wishes to provide an update on the Cinto Colorado project. In view of continuing legal due diligence pertaining to title, licenses and environmental issues, the Company has reached agreement to extend the term of the Cinto Colorado option agreement. The parties have agreed to extend the pre-feasibility study delivery deadline to the earlier of i) six (6) months following the date on which the legal due diligence is completed to the satisfaction of the Company, or ii) November 25, 2014. In addition, certain terms have been included in the option agreement to accommodate pre-existing arrangements between the sole shareholder of Cinto Colorado and a partner, Prochorus Resources Ltd.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in the company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this press release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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